EXHIBIT 21

              Subsidiaries of Cornerstone Realty Income Trust, Inc.

     Cornerstone Realty Income Trust, Inc. is the sole member of CRIT-NC, LLC, a Virginia limited liability company.

     Cornerstone Realty Income Trust, Inc. owns all of the issued preferred shares (but none of the common shares) of Apple Residential Management Group, Inc., a Virginia corporation, and Apple Residential Advisors, Inc., a Virginia corporation.